Exhibit 3.7
CERTIFICATE OF FORMATION
OF
CAMBRIDGE ACQUISITION SUB, LLC
     1. The name of the limited liability company is Cambridge Acquisition Sub, LtC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trost Company.
     3. The membership of the limited liability company shall be composed of one member. The sole member shall be iPayment, Inc.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Cambridge Acquisition Sub, LLC this 27th day of December 2007.

/s/ J. Kevin Kidd
J. Kevin Kidd
Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:01 PM 12/27/2007
FILED 01:51 PM 12/27/2007
SRV 071365960 - 4480682 FILE